UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Cellular Dynamics International, Inc.

(Name of Subject Company (Issuer))

Badger Acquisition Corporation

(Offeror)

a wholly owned direct subsidiary of

FUJIFILM Holdings America Corporation

(Direct Parent of Offeror)

a wholly owned direct subsidiary of

FUJIFILM Corporation

(Parent of Offeror)

a wholly owned direct subsidiary of

FUJIFILM Holdings Corporation

(Ultimate Parent of Offeror and Co-Offeror)

(Name of Filing Persons)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

15117V109

(CUSIP Number of Class of Securities)

Corporate Planning Div. Corporate Planning Group

FUJIFILM Holdings Corporation

7-3 Akasaka 9-chome, Minato-ku

Tokyo 107-0052, Japan

+81-3-6271-1061

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Morrison & Foerster LLP Shin-Marunouchi Building 29th Floor 5-1, Marunouchi 1-chome, Chiyoda-ku Tokyo 100-6529, Japan +81-3-3214-6522 Attention: Gary M. Smith, Esq. and Kenji P. Taneda, Esq.	Morrison & Foerster LLP 250 West 55th Street New York, NY 10019-9601, U.S.A. 212-468-8000 Attention: Jeffery Bell, Esq.

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$307,143,622.5	$35,690

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 18,614,765 shares of common stock, par value $0.0001 per share (the “Shares”), of Cellular Dynamics International, Inc., a Wisconsin corporation (the “Company”), at a purchase price of $16.50 per share. Such number of shares consists of (i) 15,814,008 Shares issued and outstanding as of March 27, 2015, and (ii) 2,800,757 Shares that are issuable under options and warrants.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by multiplying the transaction value by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $35,690	Filing Party: FUJIFILM Holdings Corporation
Form or Registration No.: Schedule TO	Date Filed: April 3, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed by Badger Acquisition Corporation, a Wisconsin corporation (“Purchaser”) and a wholly owned direct subsidiary of FUJIFILM Holdings America Corporation, a Delaware corporation and a wholly owned direct subsidiary of FUJIFILM Corporation, a corporation organized under the laws of Japan and a wholly owned direct subsidiary of FUJIFILM Holdings Corporation, a corporation organized under the laws of Japan (“Parent”), with the Securities and Exchange Commission (the “SEC”) on April 3, 2015 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of the common stock, par value $0.0001 per share (the “Shares”), of Cellular Dynamics International, Inc., a Wisconsin corporation (the “Company”), at a price of $16.50 per Share, net to the seller in cash (less any applicable withholding of taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 3, 2015 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

This Amendment No. 3 is being filed on behalf of Parent and Purchaser, each of which may be considered a co-bidder for SEC purposes with respect to the Offer. The filing of this Amendment No. 3 by the other filings persons is not an admission that such other filings persons (or any of their affiliates other than Parent and Purchaser) is a bidder within the meaning of Rule 14d-1 under the Securities Exchange Act of 1934, as amended.

The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated by reference in answers to Items 1 through 13 of the Schedule TO, and is supplemented by the information specifically provided herein.

This Amendment No. 3 is being filed to amend and supplement Items 11 and 12 of Schedule TO as reflected below.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

The initial period of the Offer expired at 11:59 PM, New York City time, on Thursday, April 30, 2015. According to the Depositary, as of the expiration of the initial offering period, a total of 14,409,372 Shares, representing approximately 90.9177% of the outstanding Shares, were validly tendered and not validly withdrawn prior to the expiration of the Offer. Purchaser has accepted all such Shares for payment in accordance with the terms of the Offer, including 94,182 of such Shares that were tendered pursuant to the Offer’s guaranteed delivery procedure.

Parent expects to effect a merger of Purchaser with and into the Company through a “short-form” merger under Section 180.1104 of the Wisconsin Business Corporation Law as provided under the Merger Agreement. Following the acquisition, the Company will be the surviving corporation and will become a wholly owned indirect subsidiary of Parent. In the merger, each of the remaining Shares, other than any Shares owned or held by the Company, Purchaser, Parent or any of their respective subsidiaries, will be cancelled and converted into the right to receive the same $16.50 net per Share in cash that was paid pursuant to the Offer, without interest and less any applicable withholding of taxes. The Company’s common stock will cease to be traded on the Nasdaq Global Market (“Nasdaq”) following the merger, unless Nasdaq delists the Company’s common stock sooner because there are insufficient remaining shareholders and publicly-held shares following the closing of the Offer.

On May 1, 2015, Parent filed a Japanese-language press release with the Tokyo Stock Exchange announcing the expiration and results of the Offer and the expected consummation of the Merger at the Effective Time as provided under the Merger Agreement. The English translation of such press release is attached as (a)(1)(I)) to the Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(I)	English translation of the press release filed by Parent with the Tokyo Stock Exchange on May 1, 2015.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 1, 2015

FUJIFILM Holdings Corporation

By:	/s/ Shigehiro Nakajima
Name:	Shigehiro Nakajima
Title:	Authorized Signatory of FUJIFILM Holdings Corporation, and Attorney in Fact for FUJIFILM Corporation, FUJIFILM Holdings America Corporation and Badger Acquisition Corporation.

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated April 3, 2015 (filed as an exhibit to the Schedule TO filed by Parent with the SEC on April 3, 2015).

(a)(1)(B)	Form of Letter of Transmittal (filed as an exhibit to the Schedule TO filed by Parent with the SEC on April 3, 2015).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (filed as an exhibit to the Schedule TO filed by Parent with the SEC on April 3, 2015).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed as an exhibit to the Schedule TO filed by Parent with the SEC on April 3, 2015).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed as an exhibit to the Schedule TO filed by Parent with the SEC on April 3, 2015).

(a)(1)(F)	Joint Press Release issued by Parent and the Company on March 30, 2015 (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on March 30, 2015).

(a)(1)(G)	Press Release issued by Parent in Japan on March 30, 2015 (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on March 30, 2015).

(a)(1)(H)	Summary Advertisement as published on April 3, 2015 (filed as an exhibit to the Schedule TO filed by Parent with the SEC on April 3, 2015).

(a)(1)(I)	English translation of the press release filed by Parent with the Tokyo Stock Exchange on May 1, 2015.*

(d)(1)	Agreement and Plan of Merger, dated as of March 30, 2015, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the SEC on March 30, 2015).

(d)(2)	Tender and Support Agreements, dated as of March 30, 2015, among Parent, Purchaser and certain shareholders of the Company (the form of which is incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the SEC on March 30, 2015).

(d)(3)	Confidentiality Agreement, dated January 26, 2015, between the Company and FUJIFILM Corporation (filed as an exhibit to the Schedule TO filed by Parent with the SEC on April 3, 2015).

(d)(4)	Promissory Note, dated March 30, 2015, made by the Company in favor of FUJIFILM Holdings America Corporation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company with the SEC on March 30, 2015).

(d)(5)	Joint Filing Agreement and Power of Attorney, dated April 3, 2015, by and among Parent, FUJIFILM Corporation, FUJIFILM Holdings America Corporation and Purchaser (filed as an exhibit to the Schedule TO filed by Parent with the SEC on April 3, 2015).

*	Filed herewith.